NO ACT

PE
12-18-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005256

FEB 19 2014

Washington, DC 20549

February 19, 2014

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-19-14

Re: AT&T Inc.
Incoming letter dated December 18, 2013

Dear Mr. Wirtz:

This is in response to your letter dated December 18, 2013 concerning the shareholder proposal submitted to AT&T by Thomas Strobhar. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Thomas Strobhar
tstrobhar@gareppleinvestments.com

February 19, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 18, 2013

The proposal requests that the board exercise its fiduciary responsibility and end all acts of racial and sexual discrimination in the procurement of products and services for AT&T.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause AT&T to violate state law. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

at&t

Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

December 18, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. Shareholder Proposal Submitted by Thomas Strobhar

Dear Sir or Madam:

This letter and the accompanying material are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a stockholder proposal and supporting statement (the "Proposal") from Thomas Strobhar (the "Proponent") for inclusion in AT&T's 2014 proxy materials. This letter and the Proposal (attached hereto as *Exhibit A*) are being submitted to the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") via e-mail in lieu of mailing paper copies. For the reasons stated below, AT&T intends to omit the Proposal from its 2014 proxy materials.

A copy of this letter and the attachments are being sent concurrently via e-mail to the Proponent advising him of AT&T's intention to omit the proposal from its proxy materials for its 2014 Annual Meeting.

I. The Proposal

On November 11, 2013, AT&T received the Proposal from the Proponent. The Proposal reads as follows:

> ***Resolved: The shareholders request the Board of Directors to exercise their fiduciary responsibility and end all acts of racial and sexual discrimination in the procurement of products and services for AT&T.***

II. Bases for Exclusion

The Proposal, if implemented, would require the Company to end "all acts of racial and sexual discrimination in the procurement of products and services." As explained in the supporting statement, the Proposal is an attempt to end AT&T's Global Supplier Diversity Program. Under this program, AT&T provides mentoring and training to minority- and women-owned firms. As a California utility, AT&T is required by regulations promulgated by the California Public Utility Commission to offer training and assistance to minority- and women-owned suppliers. Because the Proposal would ban these activities, implementation of the Proposal would cause AT&T to violate state law. In addition, the manner in which the Company selects vendors is a matter of ordinary business. Accordingly, AT&T intends to omit the Proposal from its 2014 proxy materials pursuant to Rules 14a-8(i) (2) and (7). AT&T's reasons are set forth below.

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law, as described in the opinion of California counsel and confirmed by the General Counsel of the California Public Utility Commission.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. AT&T is a regulated entity that does business through its subsidiaries in every state of the United States as well as in numerous foreign countries. As such, it is regulated by the states where it has local operations, including the state of California, which is one of the Company's largest states in terms of number of customers and amount of revenues.

In May 1988, the California Public Utilities Commission (CPUC), an agency of the state of California, issued General Order 156 ("GO 156"). The full text of GO 156 is attached as *Exhibit B*. Under GO 156, all investor-owned electric, gas, water and telecommunication utility companies with gross annual revenues in excess of $25 million and their regulated subsidiaries and affiliates are required to develop and implement programs to increase the utilization of minority- and women-owned businesses. AT&T is an investor-owned telecommunication utility with gross revenues in excess of $25 million and is subject to this regulation.

Under GO 156, each covered utility is required to implement a program such as the AT&T Global Supplier Diversity Program. Section 6.2 states:

> Each utility shall implement an outreach program to inform and recruit WMDVBEs [women, minority and disabled veteran business enterprises] to apply for procurement contracts.

Under GO 156, each covered utility must provide certain preferential assistance and treatment to minority- and women-owned vendors. Among other things, each utility must provide assistance in the bidding and contracting process, encourage participation by minorities and women, and file reports on their success in increasing their participation. Covered utilities must maintain training and staffing to ensure the success of the program. Section 6.1 provides, "Each utility shall maintain an appropriately sized staff to provide overall WMDVBE program direction and guidance and to implement WMDVBE program requirements.

Other requirements of GO 156 include:

- Seeking out "opportunities to identify WMDVBE contractors and to expand WMDVBE source pools." Section 6.2.1(1).
- "Actively support the efforts of organizations experienced in the field who promote the interests of WMDVBE contractors." Section 6.2.1(2).
- "Work with WMDVBE contractors to facilitate contracting relationships by explaining utility qualification requirements, bid and contracting procedures, materials requirements, invoicing and payment schedules, and other procurement practices and procedures." Section 6.2.1(3).

The Proposal's blanket requirement on the Company to end "all acts of racial and sexual discrimination in the procurement of products and services," including "preferential treatment on the basis of race or sex," would directly contravene GO 156, which requires the Company to seek out minority- and women-owned suppliers, provide assistance in varying forms, and encourage them to do business with AT&T. If implemented, the Proposal would eliminate all forms of preferential treatment or assistance for minorities and women-owned firms.

The supporting statement makes it clear that the Proposal is intended to eliminate the AT&T Global Supplier Program, which acts as the Company's compliance vehicle with GO 156. This supporting statement provides:

> In 1968, at the height of racial tensions in this country, AT&T started the Global Supplier Diversity program. This program gives special treatment to "certified" minority groups and women. It allows them to bid on contracts without competition from non-certified companies, leaving a less than robust bidding process. At one time, it even gave preference to a religious minority, Hasidic Jews who lived in New York only. For reasons unexplained, Jews of any denomination or locale have been dropped. This is one example why this entire program resembles a charitable contribution rather than a legitimate business enterprise.

AT&T is proud of its record in promoting and supporting diversity and is among the world's leading companies when it comes to identifying and doing business with diverse suppliers. The goal of the Global Diversity Supplier Program is to establish opportunities and to guide minority- and women-owned vendors in the bidding process.[1] Specifically, the program "mentors diverse

[1] A description of the AT&T Global Supplier Diversity Program is available at http://www.att.com/gen/corporate-citizenship?pid=17724,

suppliers to be solution experts for the core areas of our business as well as our non-traditional and emerging lines. Our business development programs are designed to reach out and target certified diverse businesses. In 2011, we developed a three-tiered approach to our business development program allowing us to customize our programs, workshops and focus on the unique areas that are important to micro to large diverse businesses." *See* AT&T Global Supplier Diversity, Spending Record, available at http://www.att.com/gen/corporate-citizenship?pid=17724.

The Proposal's supporting statement states that AT&T's "Board of Directors must stop this wasteful and possibly illegal practice." We strongly disagree with this characterization of AT&T's Global Diversity Supplier Program. And, in fact, the reverse is true: the termination of AT&T's Global Diversity Supplier Program would cause AT&T to violate California's GO 156. In support of this conclusion, we enclose for your review a legal opinion by Kimberly J. Gold, Esq. (attached as *Exhibit C*), an in-house attorney at AT&T who is licensed and in good standing in the State of California. In addition, we have attached correspondence from the General Counsel of the California Public Utility Commission, who has confirmed that if AT&T were to comply with the Proposal, it would be in violation of GO 156 (attached as *Exhibit D).* For these reasons, the Proposal may be properly omitted under Rule 14a-8(i)(2).

The Staff has consistently concurred in the omission of proposals under Rule 14a-8(i)(2) where implementation of the proposal would cause the company to violate state law. *See, e.g., Vail Resorts, Inc.* (Sept. 16, 2011) (excluding proposal that would prevent the board from satisfying its duties under state law) and *Valeant Pharmaceuticals International* (Apr. 3, 2001) (excluding proposal that would cause the board of directors to violate their fiduciary duties under state law).

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company is permitted to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that the underlying policy of the ordinary business exception is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

In Release No. 34-40018, the Commission explained that the policy underlying Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the board of directors. This underlying policy rests on two considerations. The first consideration relates to the subject matter of the proposal and recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that these tasks could not, as a practical matter, be subject to direct stockholder oversight. The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which stockholders would not be in a position to make an informed judgment.

The Proposal relates to a fundamental aspect of management's ability to run the Company on a day-to-day basis: the manner in which it selects vendors. The Proposal requests that AT&T's Board of Directors "end all acts of racial and sexual discrimination in the procurement of products and services for AT&T."

In Release 34-40018, the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7), stating:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the *retention of suppliers* (emphasis added).

In numerous instances, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) that concerned decisions relating to supplier or vendor relationships. For example, in *Kraft Foods Inc.* (Feb. 23, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that requested the company assess water risk to its agricultural supply chain on the basis that the proposal "relates to decisions relating to supplier relationships." In *The Southern Co.* (Jan. 19, 2011), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships." *See also Petsmart, Inc.* (Mar. 24, 2011) (concurring in the exclusion of a proposal regarding the compliance of the company's suppliers with certain animal rights statutes as relating to the company's ordinary business operations); *Alaska Air Group, Inc.* (Mar. 8, 2010) (concurring in the exclusion of a proposal requesting a report on contract repair facilities as relating to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (Mar. 25, 2009) (concurring in the exclusion of a proposal requesting a policy on contract repair stations as relating to "decisions relating to vendor relationships"); *Dean Foods Co.* (Mar. 9, 2007, *recon. denied* Mar. 22, 2007) (concurring in the exclusion of a proposal requesting a report on, among other things, consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *PepsiCo, Inc.* (Feb. 11, 2004) (concurring in the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships").

As noted above, the Proposal would prohibit *all acts of discrimination* in the procurement of products or services. The Proposal objects to all "special treatment" and "preferential treatment," and, therefore, goes beyond prohibiting discrimination in the actual selection of vendors. It is clear from the supporting statement's opposition to the Global Supplier Diversity Program that the Proponent is seeking to end all assistance to minorities and women, including the provision of guidance on bidding and supply requirements, educational efforts, recruitment, and advertising in minority communities. These actions are exactly the types of day-to-day activities on which shareholders are not equipped to make decisions.

AT&T is one of the largest telecommunication companies in the world and relies on direct and indirect relationships with approximately 60,000 suppliers. In 2012, AT&T spent more than $50 billion on total procurement. AT&T's sourcing decisions involve management consideration of numerous and complex factors, including, in addition to gender and race, price, quality, reliability, risk and efficiency, among others. Selection and management of the Company's supplier relationships is a critical part of the Company's day-to-day business. Consequently, based on the above precedents, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(7) because it concerns an aspect of the Company's ordinary business operations: its supplier relationships.

* * *

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,

Wayne Wirt

Enc.

cc: Thomas Strobhar (via e-mail: tstrobhar@gareppleinvestments.com)

Index to Exhibits

Exhibit	**Description**
A	Proposal with Supporting Statement
B	California Public Utilities Commission General Order 156 ("GO 156")
C	Opinion of Kimberly J. Gold, Esq., dated December 18, 2013, an in-house attorney at AT&T who is licensed and in good standing in the State of California
D	E-Mail Correspondence with Frank Lindh, General Counsel of the California Public Utility Commission, dated December 18, 2013

EXHIBIT A

November 8, 2013

Ms. Ann Meuleman
Senior Vice President & Secretary
AT&T
208 S. Akard Street STE 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

I have owned 109 shares of AT&T for over one year. I intend to own these shares through the time of the next annual meeting. At that meeting, I will present the following resolution.

Resolved: The shareholders request the Board of Directors to exercise their fiduciary responsibility and end all acts of racial and sexual discrimination in the procurement of products and services for AT&T.

Supporting Statement

"The way to stop discrimination on the basis of race, is to stop discriminating on the basis of race"- John Roberts, Chief Justice of the Supreme Court of the United States

In 1968, at the height of racial tensions in this country, AT&T started the Global Supplier Diversity program. This program gives special treatment to "certified" minority groups and women. It allows them to bid on contracts without competition from non-certified companies, leaving a less than robust bidding process. At one time, it even gave preference to a religious minority, Hasidic Jews who lived in New York only. For reasons unexplained, Jews of any denomination or locale have been dropped. This is one example why this entire program resembles a charitable contribution rather than a legitimate business enterprise.

The thrust of the program continues. It has grown to where almost 13 billion dollars, representing nearly 24% of all procurement for AT&T, goes to certified vendors. Unfortunately, this program excludes, on a racial or sexually discriminatory basis, most vendors in the United States and many others elsewhere. These exclusions corrupt the standard business practice of competitive bidding, perhaps costing AT&T hundreds of millions of dollars. Moreover, this practice helps perpetuate both racial and sexual discrimination. If it is acceptable, even desirable according to management, to discriminate in 24% of the procurement process, why not 54% or 84%?

While almost all people oppose discrimination against a person because of their race or sex, many people also oppose the other extreme: preferential treatment on the basis of race or sex. In some states, people have voted to make it illegal to give preferential treatment like this in areas such as college applications.

Contracts, especially those from a public company such as AT&T, should be given objectively to the vendor most qualified for the job, so as to maximize shareholder returns and ensure we are making the best possible decision for the company and its customers.

The Board of Directors must stop this wasteful and possibly illegal practice. It is time vendors are judged on the price and quality of their bids, not on their gender or color of their skin. Please vote for this resolution.

Sincerely,

Thomas Strobhar

EXHIBIT B

General Order 156 (Current as of May 5, 2011)

PUBLIC UTILITIES COMMISSION OF THE STATE OF CALIFORNIA

RULES GOVERNING THE DEVELOPMENT OF PROGRAMS
TO INCREASE PARTICIPATION OF WOMEN, MINORITY AND
DISABLED VETERAN BUSINESS ENTERPRISES IN PROCUREMENT OF CONTRACTS
FROM UTILITIES AS REQUIRED BY PUBLIC UTILITIES CODE SECTIONS 8281-8286

Adopted April 27, 1988. Effective May 30, 1988.

Decision 88-04-057 in R.87-02-026.

Modified by Decisions 88-09-024, 89-08-041, 9011-053, 90-12-027, 92-06-030, 95-12-045, 96-12-081, 98-11-030, 03-11-024, 05-12-023, D.06-08-031, and D1105019.

TABLE OF CONTENTS

TABLE OF CONTENTS (Cont.)

TABLE OF CONTENTS (Cont.)

TABLE OF CONTENTS (Cont.)

TABLE OF CONTENTS (Cont.)

TABLE OF CONTENTS (Cont.)

1. GENERAL

1.1. Intent

1.1.1. Purpose-These rules implement PU Code Sections 8281-8286 which require the Commission to establish a procedure for gas, electric, and telephone utilities with gross annual revenues exceeding $25,000,000 and their Commission-regulated subsidiaries and affiliates to submit annual detailed and verifiable plans for increasing women, minority and disabled veteran business enterprises' (WMDVBE) procurement in all categories.

1.1.2. Revisions of Scope-These rules may be revised on the basis of experience gained in their application and/or changes in legislation. Utilities and other interested parties may individually or collectively file an application with the Commission for the purpose of amending these rules. Any such application shall clearly set forth the changes proposed and the supporting rationale.

1.1.3. In cases where the application of any of these rules results in undue hardship or unreasonable expense to a utility, the utility may request relief by filing an application in accordance with the Commission's Rules of Practice and Procedure. Where the relief requested is of minor importance or temporary in nature, the utility may apply for such relief through an advice letter filing. Any advice letter filing must, at a minimum, be served on all parties on the service list of this proceeding.

1.2. Applicability-These rules are applicable to all gas, electric, water, and telephone (including wireless) utilities under the Commission's jurisdiction with gross annual revenues exceeding $25,000,000 and their Commission-regulated subsidiaries and affiliates.

1.3. Definitions

1.3.1. "Commission" means The California Public Utilities Commission as provided for in Article XII of the California Constitution.

1.3.2. "Women-owned business" means (1) a business enterprise (a) that is at least 51% owned by a woman or women or (b) if a publicly owned business, at least 51% of the stock of which is owned by one or more women; and (2) whose management and daily business operations are controlled by one or more of those individuals.

1.3.3. "Minority-owned business" means (1) a business enterprise (a) that is at least 51% owned by a minority individual or group(s) or (b) if a publicly owned business, at least 51 % of the stock of which is owned by one or more minority groups, and (2) whose management and daily business operations are controlled by one or more of those individuals. The contracting utility shall presume that minority includes, but is not limited to, Black Americans, Hispanic Americans, Native Americans, Asian Pacific Americans, and other groups, as defined herein.

1.3.4. "WMBE" means a women-owned or minority-owned business enterprise; under these rules, the women and/or minorities owning such an enterprise must be either U.S. citizens or legal aliens with permanent residence status in the United States.

1.3.5. Black Americans-persons having origins in any black racial groups of Africa.

1.3.6. Hispanic Americans-all persons of Mexican, Puerto Rican, Cuban, South or Central American, Caribbean, and other Spanish culture or origin.

1.3.7. Native Americans-persons having origin in any of the original peoples of North America or the Hawaiian Is-lands, in particular, American Indians, Eskimos, Aleuts, and Native Hawaiians.

1.3.8. Asian Pacific Americans-persons having origins in Asia or the Indian subcontinent, including, but not limited to, persons from Japan, China, the Philippines, Vietnam, Korea, Samoa, Guam, the U.S. Trust Territories of the Pacific, Northern Marianas, Laos, Cambodia, Taiwan, India, Pakistan, and Bangladesh.

1.3.9. Other groups, or individuals, found to be disadvantaged by the Small Business Administration pursuant to Section 8(a) of Small Business Act as amended (15 U.S.C. 637 (a)), or the Secretary of Commerce pursuant to Section 5 of Executive Order 11625.

1.3.10. Disabled Veteran-a veteran of the military, naval or air service of the United States with a service-connected disability who is a resident of the State of California.

1.3.11. "Control" means exercising the power to make policy decisions.

1.3.12. "Operate" means being actively involved in the day-to-day management and not merely acting as officers or directors.

1.3.13. "Goal" means a target which, when achieved, indicates progress in a preferred direction. A goal is neither a requirement nor a quota.

1.3.14. "Excluded category" means a category of products or services which may be removed from the dollar base used to establish goals, pursuant to Section 8.5 of this General Order, because of the established unavailability of WMDVBEs capable of supplying those products or services.

1.3.15. "Short-term goal" means a goal applicable to a period of one (1) year.

1.3.16. "Mid-term goal" means a goal applicable to a period of three (3) years.

1.3.17. "Long-term goal" means a goal applicable to a period of five (5) years.

1.3.18. "Utility" means all electric, gas, water, and telephone corporations (including wireless telephone corporations], with gross annual revenues exceeding twenty-five million dollars ($25,000,000) and their Commission-regulated subsidiaries and affiliates.

1.3.19. "Clearinghouse" means a Commission-supervised program that shall conduct WMBE verifications and maintain a database of WMDVBEs for the use of utilities and the Commission.

1.3.20. "Subcontract" means any agreement or arrangement between a contractor and any party or person (in which the parties do not stand in the relationship of an employer and an employee):

1.3.20.1. For the furnishing of supplies or services for the use of real or personal property, including lease arrangements, which, in whole or in part, is necessary to the performance of any one or more contracts; or

1.3.20.2. Under which any portion of the contractor's obligation under any one or more contracts is performed, undertaken or assumed.

1.3.21. "Product and service categories" means product and service categories as defined by the Standard Industrial Classification (SIC) system maintained by the United States Department of Labor, Occupational Safety and Health Administration, as they currently read or as amended.

2. VERIFICATION

The following rules and guidelines shall be used to verify the eligibility of women and minority business enterprises (WMBEs) for participation in utility WMDVBE procurement programs.

2.1. The clearinghouse described in Section 3 of this General Order shall supply a verification form to applicants. An applicant may complete the verification forms and return them to the Clearinghouse for processing and inclusion in the database.

2.2. In assessing the suitability of a WMDVBE to bid for procurement contracts, a utility may require additional information or the completion of additional forms to comply with specific requirements created by the unique character of its business, such as insurance requirements, product and service codes, bonding limits, and so on. A utility may not, however, require such additional information in order to verify that a business is in fact a WMDVBE.

2.3. WMBEs shall be required to submit verification forms at least once every three years.

2.4. Completion of the verification application only initiates a verification of the business's WMBE status. Filing of an application does not guarantee verification.

2.5. The fact that a verified WMDVBE is included in the clearing-house database shall neither be construed as an endorsement of its ability to perform nor shall such inclusion guarantee it business with the utilities.

2.6. WMBE verification forms shall be available for inspection by the Commission.

2.7. Falsification of information on the verification form is subject to the penalties provided by Public Utilities Code Section 8285.

3. **CLEARINGHOUSE**

The Commission shall provide a clearinghouse for the sharing of WMDVBE identification and verification information.

3.1. The Commission may establish and operate such a clearinghouse internally or authorize, by decision or resolution, a utility-formed entity or arrangement to fund the operation of such a clearinghouse. In authorizing a utility-formed entity or arrangement, the Commission will specify sufficient terms and conditions to specify how verifications and audits shall be performed and to ascertain and ensure that the clearinghouse is operated in accordance with this general order, Public Utilities Code sections 8281-8286, and other applicable legal requirements.

3.2. The primary purpose of the clearinghouse shall be to audit and verify the status of WMBEs, and to establish and maintain a database of WMDVBEs that is accessible to the Commission and to participating utilities.

3.3. The clearinghouse auditing and verification program shall preclude the need for an individual utility to audit and verify the status of the WMBEs it does business with.

3.4. The clearinghouse shall distribute renewal verification forms to WMBEs at least once every three years. If the renewal is not completed and returned within a reasonable time, the clearinghouse shall notify the WMBE and utilities that the WMBE will not be listed as a verified WMBE in the shared database until the renewal is completed.

3.5. The Clearinghouse shall post on its internet site a calendar of utility procurement-related information sharing and educational events and activities scheduled by utilities in furtherance of legislative policy and this general order, and may post additional information, or links to information, regarding procurement and/or educational opportunities.

4. **DISABLED VETERANS**

The following rules and guidelines shall apply to service disabled veteran business enterprises (DVBE). "Disabled veteran" is defined in Section 1.3.10 of this General Order.

4.1. "Disabled veteran business enterprise" means a business concern certified by the California Department of General Services as meeting all of the following requirements.

4.1.1. It is a sole proprietorship at least 51 percent owned by one or more disabled veterans or, in the case of a publicly owned business, at least 51 percent of its stock is owned by one or more disabled veterans; a subsidiary which is wholly owned by a parent corporation, but only if at least 51 percent of the voting stock of the parent corporation is owned by one or more disabled veterans; or a joint venture in which at least 51 percent of the joint venture's management and control and earnings are held by one or more disabled veterans.

4.1.2. The management and control of the daily business operations are by one or more disabled veterans. The disabled veterans who exercise management and control are not required to be the same disabled veterans as the owners of the business concern.

4.1.3. It is a sole proprietorship, corporation, or partnership with its home office located in the United States, which is not a branch or subsidiary of a foreign corporation, foreign firm, or other foreign-based business.

4.2. In order to qualify as a DVBE, businesses must meet the criteria in Section 4.1 and must present a current certificate from the California State Department of General Services verifying that such criteria have been met.

5. SECTION 5 DELETED PER D.98-11-030.

6. UTILITY IMPLEMENTATION

Each utility's WMDVBE program shall be designed to ensure that WMDVBEs are encouraged to become potential suppliers of products and services to the utilities subject to GO 156. Nothing in GO 156 authorizes or permits a utility to utilize set-asides, preferences, or quotas in administration of its WMDVBE program. The utility retains its authority to use its legitimate business judgment to select the supplier for a particular contract.

6.1. Internal Utility Program Development

Each utility shall maintain an appropriately sized staff to provide overall WMDVBE program direction and guidance and to implement WMDVBE program requirements.

6.1.1. Each utility shall ensure that its employees with procurement responsibilities receive training in the implementation of its WMDVBE program.

6.2. External Outreach

Each utility shall implement an outreach program to inform and recruit WMDVBEs to apply for procurement contracts.

6.2.1. Outreach activities may vary for each utility depending on its size, service territory, and specific lines of business. However, each utility shall at a minimum:

(1) Actively seek out opportunities to identify WMDVBE contractors and to expand WMDVBE source pools;

(2) Actively support the efforts of organizations experienced in the field who promote the interests of WMDVBE contractors;

(3) Work with WMDVBE contractors to facilitate contracting relationships by explaining utility qualification requirements, bid and contracting procedures, materials requirements, invoicing and payment schedules, and other procurement practices and procedures;

(4) At the request of any unsuccessful WMDVBE bidder, provide information concerning the relative range/ranking of the WMDVBE contractor's bid as contrasted with the successful bid. Information on

additional selection criteria, such as warranty periods, maintenance costs, and delivery capability, shall be provided when requested if disclosure would not violate the proprietary nature of the specific contract element;

(5) To the extent possible, make available to WMDVBE contractors lists of utility purchase/contract categories which offer them the best opportunity for success;

(6) Encourage employees involved in procurement activities to break apart purchases and contracts as appropriate to accommodate the capabilities of WMDVBEs;

(7) Summarize this General Order in its outreach program handouts. Such summaries shall state that WMDVBEs will be furnished a complete copy of this General Order upon request.

(8) Each utility is directed to offer the same assistance set forth in Section 6.2 to non-WMDVBEs, upon request.

6.3. Subcontracting Program

Each utility shall establish and maintain a subcontracting program for the purpose of encouraging its prime contractors to utilize WMDVBE subcontractors.

6.3.1. The subcontracting program shall serve as an enhancement to, and not as a replacement for, the utility's WMDVBE prime contractor outreach program.

6.3.2. The subcontracting program shall apply to the following:

(1) Purchases/contracts exceeding $500,000 for products and services;

(2) Construction contracts exceeding $1,000,000;

(3) Purchases/contracts which offer WMDVBE subcontracting opportunities, regardless of value, where appropriate.

6.3.3. The subcontracting program need not be applied to the procurement of products manufactured for general consumption, such as paper, pens, and the like.

6.3.4. Each utility shall encourage and assist its prime contractors to develop plans to increase the utilization of WMDVBEs as subcontractors. Prime contractors shall be encouraged to submit to the utility plans that include goals for the utilization of WMDVBEs as subcontractors. These plans may be incorporated into the contract between the utility and the prime contractor. The prime contractor may submit periodic reports on its compliance with the plan to the utility.

6.3.5. Each utility is encouraged to incorporate in all purchase orders, requests for bid proposals, and other appropriate procurement documents related to procurement efforts subject to the subcontracting program, a statement similar to the following:

UTILIZATION OF WOMEN, MINORITY AND DISABLED VETERAN OWNED BUSINESS ENTERRISES

(1) It is the policy of the utility that women, minority and disabled veteran owned business enterprises shall have the maximum practicable opportunity to participate in the performance of contracts. However, this policy shall not be used to exclude qualified non-WMDVBEs from participating in utility contracting.

(2) The contractor agrees to use his or her best efforts to carry out this policy in the award of subcontracts to the fullest extent consistent with the efficient performance of this contract.

(3) The contractor agrees to inform prospective WMDVBE subcontractors of their opportunity to request from the clearinghouse a verification application form and to return the completed form to the clearinghouse for processing and inclusion in the database.

6.3.6. Each utility is encouraged to inform suppliers of products and services that suppliers' good faith efforts to subcontract with WMDVBEs is a factor that will be considered in the bid evaluation process. A statement to that effect could be included in all appropriate procurement documents.

6.3.7. Each utility shall monitor and include in its annual report to the Commission a summary of prime contractor progress in increasing the participation of WMDVBE subcontractors.

6.3.8. Each utility shall include in its annual plan a description of future plans for encouraging both prime contractors and grantees to engage WMDVBE subcontractors in all procurement categories which provide subcontracting opportunities.

6.3.9. Each utility may include awards to verified WMDVBE subcontractors in its WMBE results.

7. COMPLAINT PROCESS

7.1 Complaints relating to this general order shall be filed and appealed only pursuant to the procedure set forth in this section 7. The Commission will not, however, entertain complaints which do not allege violations of any law, Commission rule, order, or decision, or utility tariff resulting from such Commission action, but which instead involve only general contract-related disputes, such as failure to win a contract award.

7.2. Complaints Concerning WMBE Verification Decisions
All complaints concerning a verification decision of the clearinghouse will be governed by the following procedures.

7.2.1. Business enterprises whose WMBE status has been denied by the clearinghouse, or who have been deverified by the clearinghouse, may appeal the clearinghouse's decision to the Commission after exhausting their remedies under the internal appeal process implemented by the clearinghouse, a copy of which will be provided by the clearinghouse upon request by the affected business enterprise.

7.2.2. Third parties may file complaints challenging the WMBE status of businesses whose WMBE verification is pending, or who have already been verified by the clearinghouse. Such complaints must: 1) be in writing and be addressed to the clearinghouse; 2) set forth with specificity the grounds for the challenge in ordinary and concise language; 3) include the name and address of the complainant; and 4) be served on the affected WMBE. Such complaints may include supporting documentation.

The clearinghouse will review third party complaints to determine whether there appears to be a factual basis for questioning the challenged party's WMBE status. If the clearinghouse determines that there appears to be an insufficient factual basis for the complaint, it shall inform the complainant and affected WMBE of this determination in writing within 20 business days of the receipt of the complaint. The clearinghouse shall inform the complainant of its right to appeal this determination to the Commission.

7.2.3. If the clearinghouse determines that there appears to be a sufficient factual basis for questioning the challenged party's WMBE status, it shall require the challenged party to provide the clearinghouse information sufficient to permit the evaluation of its WMBE status. Following a thorough review and evaluation of the information presented by both parties, and an opportunity for each party to respond to the clearinghouse's proposed resolution of the verification challenge, the clearinghouse shall notify the parties of its final verification decision and of their right to appeal this decision to the Commission.

7.2.4. During the pendency of a third party challenge of a verified WMBE, the presumption that the challenged party is a WMBE will remain in effect.

7.2.5. If a third party complaint does not include the minimum criteria set forth above, or if the third party rescinds its complaint, the clearinghouse may review the complaint to determine whether it merits unilateral consideration by the clearinghouse.

7.3. Commission Review of WMBE Verification Complaints

7.3.1. The complainant, within 20 days after the service of the clearinghouse's final decision on the complaint, may serve a Notice of Appeal on the clearinghouse, indicating the grounds for the appeal. The complainant shall also serve the Chief Administrative Law Judge and the appropriate Commission director. The appeal will not be docketed as a formal proceeding.

7.3.2. The complainant and clearinghouse shall be the only parties to the appeal.

7.3.3. The Chief Administrative Law Judge shall designate an Administrative Law Judge to hear the appeal of the complaint.

7.3.4. Appeals of complaints will be heard in the Commission's San Francisco or Los Angeles courtrooms as scheduled by the assigned Administrative Law Judge.

7.3.5. The Administrative Law Judge shall schedule and notice the appeal for hearing between 10 and 20 days after being assigned to hear the complaint. The Administrative Law Judge may, for good cause shown or upon agreement of the parties, grant a reasonable continuance of the hearing.

7.3.6. A party may order a transcript of the hearing, but the party shall pay the cost of the transcript in accordance with the Commission's usual procedures.

7.3.7. A party shall be entitled to the services of an interpreter at the Commission's expense upon written request to the assigned Administrative Law Judge no less than three business days prior to the hearing.

7.3.8. A party may be represented at the hearing by an attorney or other representative, but such representation will be at the respondent's sole expense.

7.3.9. At the hearing, the complainant shall open and close. The Administrative Law Judge may, in his or her discretion, alter the order of presentation. Formal rules of evidence do not apply, and all relevant and reliable evidence may be received in the discretion of the Administrative Law Judge.

7.3.10. Ordinarily, the appeal shall be submitted at the close of the hearing. In the Administrative Law Judge's discretion, the record may be kept open for a reasonable period to permit a party to submit additional evidence or argument.

7.3.11. The Administrative Law Judge shall issue an order resolving the appeal no later than 30 days after the appeal is submitted, and the order will be placed on the Commission's first available agenda, consistent with the Commission's applicable rules.

7.3.12. From the date the Notice of Appeal is served to and including the date the Commission's final order is mailed, neither party (or an attorney or agent acting in behalf of a party) shall engage in an ex parte communication with a Commissioner, a Commissioner's advisor, or an Administrative Law Judge except for procedural or scheduling purposes.

8. GOALS

Each utility shall set substantial and verifiable short-term (one year), mid-term (three years), and long-term (five years) goals for the utilization of WMBEs. Goals shall be set annually for each major product and service category which provides opportunities for procurement. "Substantial Goals" mean goals which are realistic and clearly demonstrate a utility's commitment to encourage the participation of WMDVBEs in utility purchases and contracts.

8.1. The utilities shall consider the following factors in setting their goals:

8.1.1. Total utility purchasing and/or contracting projections;

8.1.2. Availability of WMDVBEs and competitiveness in the geographical area served by the utility;

8.1.3. Market dynamics based on historical data and trends;

8.1.4. Other appropriate factors which would increase the WMDVBEs' share of utility business.

8.2. Each utility shall establish initial minimum long-term goals for each major category of products and services the utility purchases from outside vendors of not less than 15% for minority owned business enterprises and not less than 5% for women owned business enterprises. For the purposes of this section, contracts with minority women-owned business enterprises can be counted toward either the minority-owned business enterprise goal or the women-owned business enterprise goal, but not toward both. Similarly, contracts with disabled veteran business enterprises can be counted either as disabled veteran business enterprise procurement or the appropriate women or minority business enterprise goal, but not toward both. The goal for Disabled Veteran Business Enterprise (DVBE) participation in procurement programs of the participating utilities is set at 1.5%, effective January 1, 1997.

8.3. The specification of initial long-term goals in this section shall not prevent the utilities from seeking to reach parity with public agencies, which the Legislature found in Public Utilities Code Section 8281(b)(1)(13) are awarding 30% or more of their contracts to WMBEs.

8.4. Goals shall also be established for both minority women-owned business enterprises and non-minority women-owned business enterprises. These goals are to be a subset of the overall goal for WMBEs established by Section 8.2 (initially 20% for both women-owned business enterprises and minority-owned business enterprises). These goals are intended to ensure that utilities do not direct their WMBE procurement programs toward non-minority women- and minority men-owned business enterprises to the detriment or exclusion of minority women-owned business enterprises.

8.4.1. Goals shall beset for each major category of products or services. Goals need not be set for products or services which fall within an "excluded category" created by a utility pursuant to Section 8.5.

8.5 A utility may no longer create an "excluded category" of products and services for compliance with this General Order. However, for each major category of products and services where the minimum long-term goals required by Section 8.2 are not met, the utility shall include a comprehensive discussion and detailed description of any efforts made to find or recruit WMDVBE suppliers of products or services in areas where WMDVBE suppliers are currently the only available procurement method. The utility may also explain in detail in its annual report how its ability to meet its WMDVBE goals are affected because WMDVBE's capable of supplying certain products and services are unavailable, or because sole source procurement is the only available procurement method. In this explanatory section, the utility may also include data with exclusions pursuant to former Section 8.5. If such data is necessary to more fully explain why it has not been able to eliminate exclusions, provided that the utility's report must contain the data without exclusions in the first sentence.

8.6. A utility which is presently purchasing products or services from affiliates may, subtract the dollars paid to affiliates for these products or services from the total dollars used as the basis for establishing goals for purchases from WMDVBEs of these categories of products or services, provided that the utility encourages the affiliate to establish an appropriate subcontracting program where such affiliate employs subcontractors. Any utility which takes advantage of this section must in its annual report to the Commission state whether the affiliates have established a subcontracting program and de-scribe the results of any such program. The utility's annual plan must describe any future plans to encourage such a sub-contracting program. This section applies only to those utilities which are purchasing products or services from affiliates as of the effective date of this General Order (May 30, 1988).

8.7. Goals for each specific product or service category shall be expressed as a percentage of total dollars awarded by a utility to outside vendors in that category; however, where appropriate, non-numeric goals may also be included.

8.8. Overall program goals shall be expressed as a percentage of total dollars awarded to outside vendors in all categories of products and services purchased by a utility other than products and services which are included in a fuel procurement base established pursuant to Section 8.10.

8.9. Payments to other utilities and franchise tax fees, other taxes and postage need not be included in the standard procurement base used to establish goals.

8.10. Each utility may establish a separate fuel procurement base for reporting progress and establishing goals for procurement of fuels from WMDVBEs. Utilities choosing to report fuel purchases separately from the purchase of other products and services must follow the guidelines set forth below:

8.10.1. Fuel used to power vehicles, heat utility facilities, and supply emergency generators may not be included in the fuel procurement base. Such fuel must be included in the standard procurement base used to establish goals, unless the fuel is purchased from another utility and thus subject to the exclusion authorized herein;

8.10.2. The fuel procurement base must, at a minimum, include all purchases of natural gas from domestic on-shore natural gas markets;

8.10.3. Utilities which purchase from WMDVBE suppliers fuels other than domestic onshore natural gas must include such purchases in the fuel procurement base because Section 8.5 does not permit utilities to exclude product and services categories for which there are available WMDVBEs;

8.10.4. Utilities may exclude purchases of fuel other than domestic onshore natural gas if such fuel qualifies for an exclusion under Section 8.5 and if the utility plans for and reports on progress in increasing the procurement of such fuels from WMDVBEs.

8.11. Each utility shall make special efforts to increase utilization and encourage entry into the marketplace of WMDVBEs in product or service categories where there has been low utilization of WMDVBEs, such as legal and financial services, fuel procurement, and areas that are considered technical in nature.

8.12. No penalty shall be imposed for failure of any utility to meet and/or exceed goals.

8.13. Utilities shall report their goals in their annual plans.

9. ANNUAL REPORT

Utilities shall serve an electronic copy on the on the Executive Director, by March 1 of each year, beginning in 1989, an Annual Report on their WMDVBE Program.

9.1. The Annual Report shall contain at least the following elements:

9.1.1. A description of WMDVBE program activities engaged in during the previous calendar year. This description shall include both internal and external activities, and include the approximate amount of funding, to the extent available, directly expended on development and distribution of technical assistance to small and diverse businesses.

9.1.2. A summary of WMDVBE purchases and/or contracts, with breakdowns by ethnicity, product and service categories compared with total utility contract dollars awarded to outside vendors in those categories, and with information regarding the total number of WMDVBEs with contracts, and the dollars awarded to such WMDVBEs. Each utility shall report the number of WMDVBEs who have the majority of their workforce working in California, to the extent such information is readily accessible. Each utility shall also report the number of WMDVBEs that received direct spend during the reporting year.

9.1.3. An itemization of WMDVBE program expenses provided in the format required by Attachment A to D.95-12-045.

9.1.4. A description of progress in meeting or exceeding set goals and an explanation of any circumstances that may have caused the utility to fall short of its goals.

9.1.5. A summary of prime contractor utilization of WMDVBE subcontractors.

9.1.6. A list of WMDVBE complaints received during the past year, accompanied by a brief description of the nature of each complaint and its resolution or current status.

9.1.7. A summary of purchases and/or contracts for products and services in excluded categories.

9.1.8. A description of any efforts made to recruit WMDVBE suppliers of products or services in procurement categories where WMDVBE utilization has been low, such as legal and financial services, fuel procurement, and areas that are considered highly technical in nature.

9.1.9. Utilities shall retain all documents and data they rely on in preparing their WMDVBE annual report for the longer of either three years or in conformance with the utilities' individual document retention policies, and shall provide these documents and data to the Commission upon request.

9.1.10. Utilities shall summarize WMDVBE purchases and/or contracts in product and service categories that include renewable and non-renewable energy, wireless communications, broadband, smart grid, and rail projects, in addition to their current reporting categories. Utilities have discretion to segregate overlapped dollars. Utilities shall report renewable and non-renewable energy procurement in a manner similar to their reporting of fuel procurement.

9.1.11. The Commission's Division of Water and Audits, shall commence an audit program in 2012 wherein at least one annual GO 156 report will be randomly selected every two years for one industry group and audited to confirm that the most recently reported WMDVBE spend is accurate. The Audit Division will determine a random selection process and audit methodology to perform the audit, commencing with the energy industry, followed by telecommunications, then water, in subsequent two-year periods, to be repeated in that order.

9.1.12. Each utility which elects to report fuel procurement separately must file with the Executive Director by March 1 of each year, beginning in 1991, a separate detailed and verifiable report on WMDVBE participation in fuel markets. These reports must include, at a minimum, the results of purchases in each fuel category.

a. Each utility shall report purchases by:

1. Market origin and fuel type;

2. Volume and dollar magnitude;

3. Term of sale, *e.g.*, spot, intermediate, long term;
4. Ethnicity and gender of the supplier.

b. Each utility shall provide:

1. An explanation of how existing and/or changing market conditions are affecting the utility's ability to meet or exceed its WMDVBE goals for fuel;
2. A comprehensive description of the specific out-reach programs used to seek WMDVBE fuel sup-pliers in each market in which fuel is purchased;
3. A justification for any exclusion of a specific fuel category from the utility's fuel procurement base.

9.2. This General Order is not intended to permit erosion of WMDVBE programs and reporting presently engaged in by a utility.

9.3. Nothing in this General Order shall prohibit any utility from breaking down specific categories further than presently required (for example, reporting contracts awarded to Filipino Americans separately from those awarded to Asian Pacific Americans, or reporting male and female results within minority-owned classifications).

10. ANNUAL PLAN

Utilities shall serve twelve (12) copies on the Executive Director, by March 1 of each year, beginning in 1989, a detailed and verifiable plan for encouraging women, minority, and disabled veteran business enterprises procurement in all categories.

10.1. The Annual Plan shall contain at least the following elements:

10.1.1. Short, mid, and long term goals set as required by Section 8, *supra;*

10.1.2. A description of WMDVBE program activities planned for the next calendar year. This description shall include both internal and external activities;

10.1.3. Plans for recruiting WMDVBE suppliers of products or services where WMDVBE utilization has been low, such as legal and financial services, fuel procurement, and areas that are considered highly technical in nature.

10.1.4. Plans for seeking and or recruiting WMDVBE suppliers of products or services in any "excluded category" of products or services which has been removed from the procurement dollar base used to set goals because of the established unavailability of WMDVBE suppliers.

10. 1.4 Plans for seeking and or recruiting WMDVBE suppliers of products or services where WMDVBE suppliers are currently unavailable.

10.1.5. Plans for encouraging both prime contractors and grantees to engage WMDVBEs in subcontracts in all categories which provide subcontracting opportunities.

10.1.6. Plans for complying with the WMDVBE program guidelines established by the Commission as required by Public Utilities Section 8283(c). The Executive Director's Office will be responsible for developing, periodically refining, and recommending such guidelines for the Commission's adoption in an appropriate procedural forum.

11. COMMISSION REPORT

The Commission shall provide an annual report to the Legislature beginning in January, 1989, on the progress of activities under-taken by each utility to implement Public Utilities Code Sections 8281 through 8286 and this General Order, as required by Section 8283 (e).

11.1. In this report, the Commission shall recommend a program for carrying out the policy declared in the above-mentioned sections of the Public Utilities Code, together with recommendations for legislation it deems necessary or desirable to further that policy.

11.2. This report shall include recommendations to the utilities for the achievement of maximum results in implementing legislative policy and this General Order.

11.3. The Commission shall hold an annual en banc hearing or other proceeding in order to provide utilities and members of the public, including community based organizations, the opportunity to share ideas and make recommendations for effectively implementing legislative policy and this general order.

Approved and dated November 5, 1998 to become effective November 5, 1998, at San Francisco, California.

PUBLIC UTILITIES COMMISSION STATE OF CALIFORNIA

By Steve Larson, *Executive Director*

EXHIBIT C

Kimberly J. Gold, General Attorney
525 Market Street, Suite 2025
San Francisco, CA 94105
T: 415 778-1335
F: 415.543-0418
kimberly.j.gold@att.com

December 18, 2013

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by Thomas Strobhar

Ladies and Gentlemen:

I am Registered In-House Counsel in the State of California, and as such, I am authorized to practice law on behalf of AT&T Inc., a Delaware corporation (the "Company"), in the State of California, and opine on the proposal (the "Proposal") submitted by Thomas Strobhar (the "Proponent") in his letter to Anne Meuleman, Senior Vice President & Secretary, dated November 8, 2013.

THE PROPOSAL

The Proponent stated that he will present the following resolution at the next Annual Meeting:

> **Resolved:** The shareholders request the Board of Directors to exercise their fiduciary responsibility and end all acts of racial and sexual discrimination in the procurement of products and services for AT&T.

The Proposal also contains a **Supporting Statement**, which reads as follows:

> "The way to stop discrimination on the basis of race, is to stop discriminating on the basis of race"- John Roberts, Chief Justice of the Supreme Court of the United States
>
> In 1968, at the height of racial tensions in this country, AT&T started the Global Supplier Diversity program. This program gives special treatment to "certified" minority groups and women. It allows them to bid on contracts without competition from non-certified companies, leaving a less than robust bidding process. At one time, it even gave preference to a religious minority, Hasidic Jews who lived in New York only. For reasons unexplained, Jews of any denomination or locale have been dropped. This is one example why this entire program resembles a charitable contribution rather than a legitimate business enterprise.

The thrust of the program continues. It has grown to where almost 13 billion dollars, representing nearly 24% of all procurement for AT&T, goes to certified vendors. Unfortunately, this program excludes, on a racial or sexually discriminatory basis, most vendors in the United States and many others elsewhere. These exclusions corrupt the standard business practice of competitive bidding, perhaps costing AT&T hundreds of millions of dollars. Moreover, this practice helps perpetuate both racial and sexual discrimination. If it is acceptable, even desirable according to management, to discriminate in 24% of the procurement process, why not 54% or 84%?

While almost all people oppose discrimination against a person because of their race or sex, many people also oppose the other extreme: preferential treatment on the basis of race or sex. In some states, people have voted to make it illegal to give preferential treatment like this in areas such as college applications.

Contracts, especially those from a public company such as AT&T, should be given objectively to the vendor most qualified for the job, so as to maximize shareholder returns and ensure we are making the best possible decision for the company and its customers.

The Board of Directors must stop this wasteful and possibly illegal practice. It is time vendors are judged on the price and quality of their bids, not on their gender or color of their skin. Please vote for this resolution.

DISCUSSION

You have asked for my opinion as to whether the Proposal, if adopted and implemented, would violate California law. Having read the Proposal and Supporting Statement, for the reasons set forth below, it is my opinion that the Proposal, if adopted and implemented, would violate California law. This is because the Proposal broadly seeks to end *all acts of discrimination,* and therefore, merely providing assistance to a minority would constitute a violation of the proposed policy.

Pursuant to California Public Utilities Code §§ 8281-8286, the California Public Utilities Commission (the "CPUC") is required to establish a procedure for gas, electric, and telephone utilities with gross annual revenues exceeding $25,000,000 and their Commission-regulated subsidiaries and affiliates to submit annual detailed and verifiable plans for increasing women, minority and disabled veteran business enterprises' (WMDVBE) procurement in all categories. Because AT&T is a telephone utility with gross revenues in excess of $25,000,000, it is subject to this statute and the CPUC's implementing Order and Decisions.

In order to carry out this mandate, the CPUC adopted General Order 156 ("GO 156") in April of 1998 as part of Decision No. 88-04-057, which became effective on May 30, 1988, along with subsequent implementing Decisions. *See, e.g.*, Decision Nos. 88-09-024, 89-08-041, 90-11-053, 90-12-027, 92-06-030, 95-12-045, 96-12-081, 98-11-030, 03-11-024, 05-12-023, 06-08-031, and 11-05-019. Pursuant to GO 156 and the implementing Decisions, each covered utility must provide certain preferential assistance and treatment to minority vendors, including assistance in the bidding and contracting process, as well as encourage participation by minorities and file reports on their efforts to increase minority participation.

In addition Section 6.1 of GO 156 provides that utilities subject to GO 156 must maintain training and staffing to ensure the success of the program:

> Each utility shall maintain an appropriately sized staff to provide overall WMDVBE program direction and guidance and to implement WMDVBE program requirements.

Sections 6.2 and 6.3 of GO156 also require that each covered utility give preferential treatment to WMDVBEs:

> Each utility shall implement an outreach program to inform and recruit WMDVBEs to apply for procurement contracts. GO 156 § 6.2.
>
> Each utility shall establish and maintain a subcontracting program for the purpose of encouraging its prime contractors to utilize WMDVBE subcontractors. GO 156 § 6.3.

Although the utility retains its authority to use its business judgment to select the supplier for a particular contract, the utility remains subject to requirements to provide preferential assistance, training, staffing, and outreach to WMDVBE minorities. Accordingly, a broadly applied blanket requirement on the Company to end all ***"acts of racial and sexual discrimination in the procurement of products and services"*** would directly contravene this General Order and the implementing Decisions of the CPUC. As noted, at a minimum, the Company is required to seek out minority suppliers and encourage them to do business with AT&T. Because the Proposal seeks to end *all acts of discrimination*, merely providing assistance to a minority would constitute a violation of the policy.

CONCLUSION

Based upon and subject to the foregoing, it is my opinion that the Proposal, if adopted and implemented, would violate California law.

The foregoing opinion is limited to the laws of the State of California. I have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the Stockholder Proposal Submitted by Thomas Strobhar. I understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein, and that you may refer to it in your proxy statement for the Annual Meeting, and I consent to your doing so.

Sincerely,

Kimberly J. Gold

EXHIBIT D

WIRTZ, WAYNE A (Legal)

From: TATE, DAVID (Legal)
Sent: Wednesday, December 18, 2013 12:28 PM
To: WIRTZ, WAYNE A (Legal); GOLD, KIMBERLY J (Legal)
Subject: FW: shareholder proposal

From: Lindh, Frank [mailto:frank.lindh@cpuc.ca.gov]
Sent: Wednesday, December 18, 2013 10:28 AM
To: TATE, DAVID (Legal)
Cc: GOLD, KIMBERLY J (Legal)
Subject: RE: shareholder proposal

David –

Thank you for taking time to confer with me about this shareholder-sponsored proposed resolution.

I agree completely with your analysis that if the Company were to adopt and implement this proposed resolution, it would not be possible for the Company to remain in compliance with General Order 156 and the applicable provisions of the California Public Utilities Code.

Please let me know if I can be of any further assistance with this matter.

Frank

From: TATE, DAVID (Legal) [mailto:jt0081@att.com]
Sent: Tuesday, December 17, 2013 3:17 PM
To: Lindh, Frank
Subject: FW: shareholder proposal

Frank –

To follow up on our discussion earlier today, I wanted to provide my analysis of the PU Code and GO 156 as it relates to the following proposed resolution submitted by an AT&T shareholder:

Resolved: The shareholders request the Board of Directors to exercise their fiduciary responsibility and end all acts of racial and sexual discrimination in the procurement of products and services for AT&T.

Pursuant to California Public Utilities Code §§ 8281-8286, the California Public Utilities Commission (the "CPUC") is required to establish a procedure for gas, electric, and telephone utilities with gross annual revenues exceeding $25,000,000 and their Commission-regulated subsidiaries and affiliates to submit annual detailed and verifiable plans for increasing women, minority and disabled veteran business enterprises' (WMDVBE) procurement in all categories.

In order to carry out this mandate, the CPUC adopted General Order 156 ("GO 156") in April of 1998 as part of Decision No. 88-04-057, which became effective on May 30, 1988, along with subsequent implementing Decisions. See, e.g., Decision Nos. 88-09-024, 89-08-041, 90-11-053, 90-12-027, 92-06-030, 95-12-045, 96-12-081, 98-11-030, 03-11-024, 05-12-023, 06-08-031, and 11-05-019. Pursuant to GO 156 and the implementing Decisions, each covered utility must provide certain preferential assistance and treatment to minority vendors, including assistance in the bidding and contracting process, as well as encourage participation by minorities and file reports on their efforts to increase minority participation.

In addition, Section 6.1 of GO 156 provides that utilities subject to GO 156 must maintain training and staffing to ensure the success of the program: Each utility shall maintain an appropriately sized staff to provide overall WMDVBE program direction and guidance and to implement WMDVBE program requirements.

Sections 6.2 and 6.3 of GO156 also require that each covered utility give preferential treatment to WMDVBEs:

*Each utility shall implement an outreach program to inform and recruit WMDVBEs to apply for procurement contracts. GO 156 § 6.2.

*Each utility shall establish and maintain a subcontracting program for the purpose of encouraging its prime contractors to utilize WMDVBE subcontractors. GO 156 § 6.3.

Although the utility retains its authority to use its business judgment to select the supplier for a particular contract, the utility remains subject to requirements to provide preferential assistance, training, staffing, and outreach to WMDVBE minorities. Accordingly, a broadly applied blanket requirement on the Company to end all "acts of racial and sexual discrimination in the procurement of products and services" would directly contravene this General Order and the implementing Decisions of the CPUC. As noted, at a minimum, the GO requires a Company to seek out minority suppliers and encourage them to do business with the Company.

Do you concur with this analysis or have further to add or clarify regarding the impact upon AT&T's compliance with the Code and GO 156 if the proposed resolution were to be adopted and implemented? Thank you for your review of this matter.

David

J. David Tate
General Attorney & Associate General Counsel, AT&T California
525 Market St., Rm.1904, San Francisco, CA
94105
415-778-1420
(office)

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